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                                                                    EXHIBIT 3.8


                        BYLAWS OF NEENAH TRANSPORT, INC.
                            As Amended and Restated
                                 June 13, 1989

        1. The number of directors of this corporation shall be three (3). A director who is or was employed by the corporation (or an affiliated corporation) shall be eligible for re-election as a director of the corporation only so long as he or she is actively so employed.

        2. The date of the annual meeting of shareholders shall be not earlier than the second Tuesday in April nor later than the third Tuesday in June, as determined each year by the President, and the time and place of meeting shall be such as shall be fixed by the Secretary and specified in the notice or waiver of notice of such meeting.

        3. Regular or special directors' meetings may be held upon 48 hours' written notice given in person or by telegraphing or depositing the same in the mail, addressed to each director at his or her address as set froth in the records of the corporation.

        4. Notice of any meeting of shareholders or directors may be waived, and actions by shareholders or directors may be taken by unanimous written consent without a meeting, as provided by Sections 180.89 and 180.91 of the Wisconsin Business Corporation Law, or any successor provisions thereto.

        5. The duties of the respective officers shall be such as usually pertain to their offices and such other duties as may be prescribed by the Board of Directors. The Board of Directors may delegate the duties of any officer to any other officer or to any assistant officer or other person designated by its for that purpose.

        6. The fiscal year of the corporation shall begin on the first day of April and end on the last day of March in each year.

     7. These bylaws may be amended by the Board of Directors or by the shareholders.




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